Exhibit 99.1

Press Release

Lenco Mobile Inc. Reports First Quarter 2011 Financial Results

Posts Significant Increase in Mobile Marketing Revenues

May 9, 2011

SANTA BARBARA, California -- Lenco Mobile Inc. (LNCM:PK) today announced financial results for the quarter ended March 31, 2011

Financial and Operations Overview:

Announcing the results, Michael Levinsohn, CEO and President of Lenco Mobile Inc., said “We are very pleased with the revenue growth and trajectory in the mobile services and solutions segment our business.  Our first quarter 2011 revenue in this segment of $2.4 million was an increase of 66.8% over the first quarter of 2010 revenue of $1.4 million, and a 20.3% increase over the $2.0 million in revenue recorded in the fourth quarter of 2010.”

“The roll-out of our mobile financial statement product to our current and new customers was a key element in the growth of our revenue.  This is especially pleasing given that the mobile financial statement product can be viewed as recurring revenue.  Our customers have discovered that using our mobile financial statement product vastly improves their ability to effectively and economically reach their clients with key information and, as a result, improve efficiency in key areas such as the collection of accounts receivables.  As an added benefit, it is an environmentally-friendly product which reduces the carbon-footprint of physical mailings of statements to consumers,” said Levinsohn.

 “We continue to make progress with wireless carriers in Mexico, Colombia, Singapore, Australia, New Zealand, the United Kingdom and the United States as well as with brand owners in those markets.  Currently we have technical testing, or installations underway in several territories and we are anticipate seeing revenue from at least three new customers during the second quarter. The response to our business model, which reduces Total Cost of Ownership for the Wireless Carriers, has been good,” said Levinsohn.

Lenco Mobile Inc. recorded a net loss of $3.8 million in the first quarter of 2011 compared to a net loss of approximately $0.2 million in the first quarter of 2010.  In comparing the first quarter of 2010 to the same period of 2011, the company had an increase in depreciation and amortization expense of $0.9 million as well as additional non-cash compensation expense from the issuance of stock and stock options of $0.6 million, resulting in a total increase in operating expenses of $1.5 million.  Commenting on the loss, Levinsohn said, “Our expansion into the broadcast media sector, with the September 2010 acquisition of the Lenco Media Inc. business, added approximately $0.8 million in first quarter 2011 general and administrative expenses, related to payroll, professional fees and facilities expense against $0 in 2010. For the three months ended March 31, 2011, general and administrative expenses from our expanded operations in Mexico, Colombia, the UK, Singapore and South Korea were approximately $0.4 million compared to $0 general and administrative expenses for the three months ended March 31, 2010 in these territories.  We expect this spending to generate meaningful revenue over the course of 2011.

As per the table contained in the 10-Q for the period ended March 31,2011, Lenco Mobile Inc. recorded a non-US GAAP, EBITDA, as adjusted loss of approximately $1.5 million in the first quarter of 2011 versus a non-US GAAP, EBITDA, as adjusted profit of $0.7 million for the same period of 2010.

Reconciliation of Non-GAAP Financial Measure: Earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA, as adjusted:

	Three Months Ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Net loss attributed to Lenco Mobile Inc.	$(3,706,745)	$(241,610)
Interest expense, net	11,354	233,302
Provision for income taxes	88,890	(24,562)
Depreciation, amortization and 2010 impairment loss	1,580,210	698,508
Depreciation, amortization within discontinued operations	-	13,228
Non-GAAP EBITDA	(2,026,291)	678,866

Compensation expense from issuance of stock and stock options - non-cash	555,981	-
Non-GAAP EBITDA, as adjusted	$(1,470,310)	$678,866

Use of Non-GAAP Measures

This press release includes non-GAAP financial measures such as EBITDA and EBITDA, as adjusted.  The Company defines EBITDA, as adjusted as EBITDA not including the impact of certain non-cash items, such as employee and director non-cash compensation expense, impairment of intangible assets, dividends paid in-kind, and changes in fair value of derivative liabilities.

The Company believes that EBITDA and EBITDA, as adjusted provides meaningful supplemental information regarding its performance by excluding certain expenses that may not be indicative of the core business operating results and in the case of derivative liabilities may fluctuate significantly from period to period based on changes in the Company's stock price.  The Company believes that these non-GAAP financial measures may help in comparing current-period results with those of prior periods as well as with its peers. The Company presents this information to investors as an additional tool for evaluating its financial results in a manner that reflects ongoing operations and facilitates comparisons with operating results from prior periods.

These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, referred to herein as “US GAAP,” and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP.

About Lenco Mobile Inc.

Lenco Mobile Inc. is a global developer, owner, and operator of proprietary advertising and technical platforms primarily for the high growth mobile and online marketing sectors.  The platforms provide customers including leading wireless carriers and consumer brands with turnkey solutions to attract, retain and monetize relationships with consumers.  Lenco Mobile offers brand owners the ability to design, manage, and execute mobile-based marketing campaigns through MMS messaging with improved messaging throughput, better quality, and reduced bandwidth usage on a per message basis.  In addition to propriety MMS messaging solutions, the Company offers products and services such as Build.mobi™, mobile greeting cards, mobile statements, high-volume internet and mobile ad-impression serving, loyalty programs, online support, and search and database marketing.  The Company’s Lenco Media Inc. subsidiary provides products that make internet and mobile broadcasting profitable for broadcasters and advertisers. Lenco Media’s RadioLoyalty™, ReplaceAds™, UniversalPlayer™ and Jetcast® brand streaming products eliminate costs and increase revenue for broadcasters and increase advertisers’ return on their advertising investment.  The Company is headquartered in the U.S. and has operations in South Africa, South Korea, Singapore, Australia, the United Kingdom, Mexico and Colombia.

Forward Looking Statements.
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including expectations concerning the Company's ability to successfully launch its mobile phone products or services in new geographic territories, market acceptance of its new Lenco Media Inc. internet broadcasting business, anticipated trends in financial results, and other financial and business results.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. For a discussion of certain risk that may impact the Company's operations see the discussion under "Risk Factors" in the Company's annual report on Form 10-K and other documents filed with the SEC. Neither Lenco Mobile Inc. nor any Company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Lenco Mobile Inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Investor Relations Contact:
ICR, Inc.
John Mills, jmills@icrinc.com
Senior Managing Director
310-954-1100

Denise Garcia, denise.garcia@icrinc.com
Senior Vice President
203-682-8335